Filed by Resaca Exploitation, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
(Commission File No.: None)

Subject Company: Cano Petroleum, Inc.
(Commission File No.: 001-32496)

On September 29, 2009, Resaca Exploitation, Inc. (“Resaca”) and Cano Petroleum, Inc. (“Cano”) entered into a definitive agreement and plan of merger, as amended on April 28, 2010.

This communication is being made in respect of the proposed business combination involving Resaca and Cano.  In connection with the proposed transaction, Resaca and Cano (a) filed documents with the SEC, including the filing by Resaca of a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus, (b) plan to publish an admission document for the purpose of admitting the issued common stock of the enlarged group to trading on the AIM market of the London Stock Exchange (the “AIM”) and (c) plan to file with the AIM and the SEC other necessary documents regarding the proposed transaction.  Investors and security holders of Resaca and Cano are urged to carefully read the Proxy Statement/Prospectus and AIM admission document (when available) and other documents filed with AIM and the SEC by Resaca and Cano because they contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC by contacting Resaca Investor Relations at (713) 753-1441 or Cano Investor Relations at (817) 698-0900.  Investors and security holders may obtain free copies of the documents filed with the SEC and published in connection with the admission to the AIM on Resaca’s website at www.resacaexploitation.com or Cano’s website at www.canopetro.com.  Information filed with the SEC will be available on the SEC’s website at www.sec.gov.  Resaca, Cano and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction.  Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Proxy Statement/Prospectus and the AIM admission document described above.  Additional information regarding the directors and executive officers of Resaca is also included in Resaca’s website.  Additional information regarding Cano is available under its periodic reports which are filed with the SEC.

The following press release was made by Resaca on June 24, 2010.

Forward Looking Statements

These statements include “forward-looking statements” as defined by the SEC.  Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations.  All statements included in this presentation that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements.  This includes completion of the proposed merger, completion of reserve estimates, production, cash flow and EBITDA estimates, future financial performance, future equity issuance and other matters.  These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies.  Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas.  These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

FOR IMMEDIATE RELEASE	24 JUNE 2010

RESACA EXPLOITATION, INC.

Resaca Exploitation, Inc. Holds Annual Shareholder Meeting

and Approves Merger with Cano

Resaca Exploitation, Inc. (NYSE Amex: RSOX) held its annual meeting of shareholders on June 23, 2010 at which its shareholders overwhelmingly approved all the proposals in the Notice of 2010 Annual Meeting of Shareholders, including a one-for-five reverse stock split of the shares of Resaca common stock, par value $0.01 per share (such post-split shares referred to as the “Resaca new common stock”), Resaca’s acquisition of Cano Petroleum, Inc. (“Cano”) through a merger of its wholly-owned subsidiary, Resaca Acquisition Sub, Inc., with and into Cano and the issuance of shares of Resaca new common stock, and Resaca Series A Convertible Preferred Stock, par value $0.01 per share, to holders of Cano common stock and Cano Series D Convertible Preferred Stock, respectively. Resaca effectuated the reverse stock split immediately after its annual meeting and, as a result, each share of Resaca common stock as of June 23, 2010 is converted into 0.20 shares of Resaca new common stock; however, no fractional shares will be issued.

Resaca has now received all necessary shareholder approvals to proceed with the merger transaction.  Resaca expects the merger to close on or about June 30, 2010, subject to customary closing conditions, including without limitation, refinancing of the indebtedness of each of Cano and Resaca.

As referred to in Resaca’s press release issued on June 8, 2010, Resaca commenced a public offering of 20,000,000 shares of its common stock pursuant to a Registration Statement on Form S-1 previously filed with the United States Securities and Exchange Commission.  Following the closing of the offering, Resaca new common stock will be listed on the NYSE Amex and the AIM market of the London Stock Exchange under the symbol “RSOX.”

As referred to in Resaca’s press release issued on June 2, 2010, trading on AIM of the Resaca existing common stock (prior to giving effect to the reverse stock split) has been suspended as of 7.00 a.m. (London time) on June 24, 2010.  Following the pricing of the offering, shares of Resaca new common stock outstanding as of June 24, 2010 will commence trading on NYSE Amex.  The combined company has already received approval on March 30, 2010 for listing the enlarged share capital of the combined company on the NYSE Amex upon notice of issuance.  Application will be made for the enlarged share capital of the combined company to be admitted to trading on AIM upon consummation of the merger and public offering.

Following the expected consummation of the merger and the public offering on or about June 30, 2010, it is expected that readmission to AIM will become effective, suspension of trading will be lifted and dealings in the enlarged share capital of the combined company will commence on AIM at 8.00 a.m. (London time) on July 1, 2010 and on NYSE Amex at 9.30 a.m. (New York time) on July 1, 2010.

This press release is neither an offer to sell nor the solicitation of an offer to buy the common stock and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale is unlawful.

For further information, please contact:

Resaca Exploitation, Inc.

J.P. Bryan, Chairman +1 713-753-1300

John J. (“Jay”) Lendrum, III, Chief Executive Officer +1 713-753-1400

Chris Work, Chief Financial Officer +1 713-753-1406

Buchanan Communications (Investor Relations) +44 (0) 20 7466 5000

Tim Thomson

Catherine Breen

Katharine Sutton

Seymour Pierce Limited (Nomad) +44 (0) 20 7107 8000

Jonathan Wright

About Resaca

Resaca is an independent oil and gas development and production company based in Houston, Texas, whose activities are currently focused on the exploitation of its portfolio of oil and gas properties. These properties are located in the Permian Basin of West Texas and Southeast New Mexico.  To learn more about Resaca, please call 713-753-1441 or visit www.ResacaExploitation.com.

About Cano

Cano is an independent oil and natural gas company whose strategy is to exploit its current undeveloped reserves and to acquire, where economically prudent, assets suitable for enhanced oil recovery at a low cost. Cano’s properties are located onshore in Texas, New Mexico and Oklahoma. Additional information is available at www.canopetro.com.

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.